UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-227649).

EXHIBITS

Pricing Agreement, dated July 18, 2022 (incorporating the Underwriting Agreement—Standard Provisions dated October 1, 2018) among América Móvil, S.A.B. de C.V., as Issuer, and Morgan Stanley & Co. LLC, BofA Securities, Inc. and Barclays Capital Inc., as Underwriters.	Exhibit 1.1

Fifth Supplemental Indenture, dated as of July 21, 2022, among América Móvil, S.A.B. de C.V., as Issuer, Citibank, N.A., as trustee, registrar and transfer agent, and Citibank, N.A., London Branch, as paying and authenticating agent, relating to the 4.700% Senior Notes due 2032.	Exhibit 4.1

Specimen of Global Notes representing the 4.700% Senior Notes due 2032.	Exhibit 4.2

Opinion of Cleary Gottlieb Steen & Hamilton LLP, dated July 21, 2022.	Exhibit 5.1

Opinion of Bufete Robles Miaja, S.C., dated July 21, 2022.	Exhibit 5.2

Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1).	Exhibit 23.1

Consent of Bufete Robles Miaja, S.C. (included in Exhibit 5.2).	Exhibit 23.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2022

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer